EXHIBIT 99.1

Westport Fuel Systems to Repay Existing 9% Debentures at Maturity

~ Early Termination of Debenture Tender Offer and Cancellation of Meeting of Debentureholders ~

VANCOUVER, British Columbia, Aug. 29, 2017 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (Nasdaq:WPRT) announced today that it has terminated the previously announced tender offer for Westport Fuel Systems 9% unsecured subordinated non-convertible debentures (the “Debentures”) effective immediately. Prior to cancellation of the tender offer, an aggregate of Cdn.$4,838,000 principal amount of Debentures were tendered to the offer and will be acquired by Westport Fuel Systems. Westport Fuel Systems expects to repay the remainder of the Debentures on their original maturity date of September 15, 2017.

In connection with the cancellation of the tender offer, Westport Fuel Systems has additionally cancelled the meeting of holders of Debentures previously scheduled for September 14, 2017.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Caroline Sawamoto
Manager, Investor Relations and Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com